1 July 2004

04035419



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

RECEIVED

2004 JUL 12 P 12: 11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1)  Incorporation of New Subsidiaries in PRC

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.


Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED

JUL 12 2004

THOMSON
FINANCIAL

# Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan

MASNET No. 51 OF 30.06.2004
Announcement No. 51

## WANT WANT HOLDINGS LTD

## INCORPORATION OF NEW SUBSIDIARIES IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has incorporated the following wholly-owned subsidiaries in the People's Republic of China:

| No. | Name of Subsidiary | Place of Incorporation | Registered Capital | Principal Activities |
|---|---|---|---|---|
| 1. | Beijing Cheng-Want Foods Ltd | Beijing City, Pingu District, Xingu Economic Development Zone No. 8 | US$1.05 million | Manufacturing, processing and distribution of jelly products, baked products and other related products and services |
| 2. | Shenyang Grain-Want Cereals & Oils Ltd | Shenyang City, Sujiatun District, Shahe Town, Wujiatun Village | US$2.1 million | Milling, processing and distribution of rice and oil products |

The transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 30/06/2004 to the SGX